Exhibit 7.3

CHIEF EXECUTIVE OFFICER AGREEMENT

THIS AGREEMENT is restated and amended as of April 4, 2017. The original Agreement was dated as of July 1, 2016 (the “Effective Date”), by and between Medivie USA Inc., a Nevada corporation, (the "Company"), and Benjamin Rael-Brook (the "CEO") (the CEO and Company each a “Party” and collectively the “Parties”).

WHEREAS, the Company desires to employ the CEO, and the CEO desires to be employed by the Company, upon the terms and conditions set forth herein.

NOW, THEREFORE, upon the terms and conditions set forth in this Agreement, and in consideration of the premises and the mutual covenants set forth below, the Parties hereby agree as follows:

1. Appointment. The Company hereby appoints the CEO to act as the Company’s Chief Executive Officer and Secretary and the CEO hereby accepts such appointment, on the terms and conditions set forth below.

2. Position and Duties. The CEO shall serve as the Chief Executive Officer of the Company, with such duties, authority and responsibilities as are normally associated with and appropriate for such position as determined by the Chairman of the Board of Directors of the Company. The CEO shall devote such working time, attention and energies (other than absences due to illness or vacation) as necessary for the performance of his duties for the Company.

3. Place of Performance. The CEO shall perform his duties at such place of the CEO’s choosing, and shall not be required to relocate to any other location.

4. Compensation.

(a)	The Company shall pay the CEO a salary at a rate of $1,500 per month.
(b)	The Company shall grant to the CEO a 1% equity interest in the Company, provided however, that such shares of the Company’s common stock shall be restricted in accordance to the Company’s Compensation plan in due time and shall be issued from Medivie UK’s equity ownership in the Company.
(c)	The Compensation described in sections (a) and (b) above is contingent on, and shall not be paid unless and until, the Company successfully raises and closes on or before August 1, 2017 a minimum of $1,000,000 in capital.

5. Termination. The appointment contemplated hereunder is an at-will appointment and, as such, the Company shall have the right to immediately terminate the CEO's appointment at any time, with or without cause.

6. Confidential Information. Except as may be required or appropriate in connection with his carrying out his duties under this Agreement, the CEO shall not, without the prior written consent of the Company or as may otherwise be required by law or any legal process, or as is necessary in connection with any adversarial proceeding against the Company (in which case the CEO shall cooperate with the Company in obtaining a protective order at the Company's expense against disclosure by a court of competent jurisdiction), communicate, to anyone other than the Company and those designated by the Company or on behalf of the Company in the furtherance of its business or to perform his duties hereunder, any trade secrets, confidential information, knowledge or data relating to the Company and its businesses and investments, obtained by the CEO during the CEO's Appointment by the Company and that is not generally available public knowledge (other than by acts by the CEO in violation of this Agreement).

7. Injunctive Relief. In the event of a breach or threatened breach of this Section 6, the CEO agrees that the Company shall be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach, the CEO acknowledging that damages would be inadequate and insufficient.

8. Successors; Binding Agreement.

CEO's Successors. No rights or obligations of the CEO under this Agreement may be assigned or transferred by the CEO other than his rights to payments or benefits hereunder, which may be transferred only by will or the laws of descent and distribution.

10. Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered either personally or by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the CEO:

Benjamin Rael-Brook

11319 Maple Street

Los Alamitos, CA 90720

If to the Company:

Medivie USA Inc.

11319 Maple Street

Los Alamitos, CA 90720

11. Miscellaneous. No provisions of this Agreement may be amended, modified, or waived unless such amendment or modification is agreed to in writing signed by the CEO and by a duly authorized officer of the Company, and such waiver is set forth in writing and signed by the party to be charged. No waiver by either party hereto at any time of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. The respective rights and obligations of the parties hereunder of this Agreement shall survive the CEO's termination of Appointment and the termination of this Agreement to the extent necessary for the intended preservation of such rights and obligations. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York without regard to its conflicts of law principles. Any action to enforce the terms and conditions of this Agreement shall be brought in the New York State courts in and for the City of New York, New York.

12. Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

14. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any CEO, employee or representative of any party hereto in respect of such subject matter. Any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and canceled.

15. Section Headings. The section headings in this Appointment Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

CEO:	COMPANY:

MEDIVIE USA INC.

By: Benjamin Rael-Brook	By:	Joshua Rurka

Chairman of the Board of Directors

Read, acknowledged and agreed:

Medivie U.K.

Name: Joshua Rurka
Title: Sole Director